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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of February 26, 2004.
                 -----------    --

Commission File Number _______________


                           DOMAN INDUSTRIES LIMITED
-------------------------------------------------------------------------------
               (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
-------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F /X/ Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  DOMAN INDUSTRIES LIMITED
                                            -----------------------------------
                                                       (Registrant)

Date         February 26, 2004              By       /s/ PHILIP G. HOSIER
     -----------------------------             --------------------------------
                                                         (Signature)*
                                                       Philip G. Hosier
                                                    Vice President, Finance

------------------------
*Print the name and title under the signature of the signing officer.


               PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.





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            [LOGO]             DOMAN INDUSTRIES LIMITED
                               435 Trunk Road
                               Duncan, British Columbia
                               Canada V9L 2P9

                               Telephone: (250) 748-3711
                               Facsimile: (250) 748-6045




                                  NEWS RELEASE

                            DOMAN INDUSTRIES LIMITED


FOR IMMEDIATE RELEASE

FEBRUARY 26, 2004 - DUNCAN, BRITISH COLUMBIA - Doman Industries Limited ("Doman" or the "Company") announced today that a proposal to acquire selected Doman assets and to enable the restructuring of Doman's financial obligations has been presented to Doman by International Forest Products Limited ("Interfor"). The proposal is subject to due diligence, regulatory approval and final creditor approval. Discussions with Interfor leading to the proposal being presented to Doman were undertaken and supervised by Doman's Special Committee.

Interfor's proposal, if finalized in its currently proposed form, may provide a comprehensive solution to Doman's restructuring needs. Accordingly, Doman intends to make an application to the Court on Tuesday, March 2, 2004 seeking an extension of its stay of proceedings under the COMPANIES' CREDITORS ARRANGEMENT ACT to allow time for the proposal to be further developed, and to continue with its existing efforts to finalize a restructuring plan based upon a term sheet submitted to the Court by certain unsecured noteholders.

During the proposed extension period, Doman will attempt to perfect the Interfor proposal and will also continue to work with the unsecured noteholder group to develop a restructuring plan based on the unsecured noteholder group term sheet. The Company intends to continue discussions with both the unsecured noteholder group and Interfor with a view to developing a consensual restructuring plan for presentation to Doman's unsecured creditors.

The Company is also continuing its efforts to identify an independent restructuring plan for the Port Alice Pulp Mill, to allow the continued operation of that Mill.

Under Interfor's proposed plan, Interfor would acquire four of Doman's coastal sawmills, including its remanufacturing plant, and certain timberlands and forest tenures, representing an annual allowable cut of approximately 2.7 million cubic metres. In return, Doman would receive C$280 million in cash to repay in full the monies owed to its secured noteholders. Doman's existing shareholders would be eligible to receive Interfor Class A shares in exchange for their existing Doman shares representing approximately 850,000 Interfor shares.

Under Interfor's proposed plan, the restructured Doman would retain the balance of Doman's existing wood products business and the Company's pulp operations. In addition, Interfor would lend restructured Doman C$25 million to fund working capital requirements. Restructured Doman would emerge as a smaller, integrated forest products company with no long-term debt, other than the loan from Interfor and certain notes proposed for the unsecured creditors.

If the plan proposed by Interfor was approved by Doman's unsecured creditors and the Court, Doman's unsecured creditors would receive:

     o securities in a restructured Doman which could include notes and 90% of the equity

     o    Interfor warrants worth C$25 million

     o an opportunity to participate on a priority basis in an Interfor equity offering.

ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT:    MICHAEL FITCH (604) 631-4779 OR
                                    P.G. HOSIER (604) 665-6231